Exhibit 99.1

EXECUTION VERSION

UNDERWRITING AGREEMENT

1,372,213 Common Shares

ONCOLYTICS BIOTECH Inc.

(incorporated under the Business Corporations Act (Alberta))

June 1, 2018

Ladenburg Thalmann & Co. Inc.
277 Park Avenue, 26th Floor
New York, NY 10172
               As Representative of the several Underwriters

c/o Ladenburg Thalmann & Co. Inc.
277 Park Avenue, 26th Floor
New York, NY 10172

Ladies and Gentlemen:

Oncolytics Biotech Inc., a company incorporated under the Business Corporations Act (Alberta) (the “Company”), proposes to sell to the several underwriters named in Schedule I hereto (the “Underwriters”) for whom Ladenburg Thalmann & Co. Inc. is acting as representative (the “Representative”), an aggregate of 1,372,213 common shares (each, a “Firm Share”), no par value, of the Company (the “Common Shares”). The Company also proposes to grant to the Underwriters an option to purchase up to 205,832 additional Common Shares (the “Option Shares” and, together with the Firm Shares, the “Shares”). To the extent there are no additional Underwriters listed on Schedule I hereto, the term “Representative” as used herein shall mean Ladenburg Thalmann & Co. Inc. as Underwriter and the term “Underwriters” shall be construed as singular.

 The Company hereby confirms its agreement with respect to the sale of the Shares to the Underwriters.

1.       Registration Statement and Prospectus. The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated April 25, 2018 (the “Canadian Preliminary Base Prospectus”), and the Canadian Base Prospectus (as defined below), in respect of an aggregate of up to Cdn.$150,000,000 in certain securities of the Company, including Common Shares (collectively, the “Shelf Securities”). The Company has selected the Alberta Securities Commission (the “Reviewing Authority”) as its principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt, which is deemed to also be a receipt of each of the other Qualifying Authorities pursuant to the Passport System (a “Passport Decision Document”), for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated May 4, 2018 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Reviewing Authority in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement dated May 31, 2018, relating to the Shares, which excluded certain information (“Canadian Preliminary Prospectus Supplement”, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-224432) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “Securities Act” or “Act”) and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required under the Act and Rules and Regulations to the date of this Agreement. Such registration statement on Form F-10, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations) and including exhibits to such registration statement has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act, at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective pursuant to the Rules and Regulations is herein called the “Original Registration Statement.” The Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations) in the form in which it appeared in the Original Registration Statement and including the documents incorporated therein by reference is herein called the “U.S. Base Prospectus.” The Canadian Preliminary Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations), relating to the offering of the Shares, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, (the “U.S. Preliminary Prospectus Supplement, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”)

In addition, the Company (i) shall prepare and file with the Reviewing Authority in accordance with Section 4(a) hereof a final prospectus supplement (the “Canadian Final Prospectus Supplement”) to the Canadian Base Prospectus relating to the Shares, which includes the information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), and (ii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(a) hereof the Canadian Final Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations) (the “U.S. Final Prospectus Supplement”) to the U.S. Base Prospectus relating to the offering of the Shares (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”). The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Shares, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, and prior to the First Closing Date or Second Closing Date, as applicable, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by Item 4 of Form F-10 and the Rules and Regulations and (ii) any such document so filed prior to the First Closing Date or Second Closing Date, as applicable.

The Underwriters shall offer the Shares for sale to the public directly and through other investment dealers and brokers in the United States of America (the “United States”) only as permitted by applicable law and upon the terms and conditions set forth in the U.S. Final Prospectus and this Agreement. It is acknowledged and agreed that the Canadian Final Prospectus shall not contemplate making sales of any prospectus qualified Shares to purchasers in Canada and, accordingly, shall expressly state that it does not qualify the distribution of any securities to purchasers in any province or territory of Canada and shall not contain any underwriter’s certificate. The Underwriters may, however, sell Shares to purchasers in certain provinces of Canada pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws, through securities dealers duly registered to sell such securities under applicable Canadian securities laws. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws (or in circumstances where such state securities laws are preempted), in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus or the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus (as defined below) or the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in or otherwise deemed by Item 4 of Form F-10 and the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is incorporated by reference in or otherwise deemed by Item 4 of Form F-10 and the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be.

2.       Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Underwriters as follows:

(a)       The Company is a reporting issuer in each Qualifying Jurisdiction, is not in default under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the Exchange Act, the Canadian Securities Laws and the requirements of the Toronto Stock Exchange (the “TSX”). The Company meets the general eligibility requirements for use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Reviewing Authority has issued a Passport Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Passport Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for any document filed with the Qualifying Authorities subsequent to the date of such Passport Decision Document in the form heretofore delivered to the Underwriters (including supplements to the Canadian Base Prospectus that are not applicable to the transactions contemplated by this Agreement).

(b)       The Statutory Prospectus (as defined below) at the Time of Sale (as defined below) complies with the requirements of the Securities Act, Form F-10 and the Rules and Regulations in all material respects and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)       The Original Registration Statement initially became effective under the Securities Act on May 7, 2018. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Shares) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

(d)       Each part of the Registration Statement and any post-effective amendment thereto, at the time such part became effective, and at the First Closing Date and the Second Closing Date (as defined below), as the case may be, and the U.S. Final Prospectus (or any amendment or supplement to the U.S. Final Prospectus), at the time it is first filed in accordance with General Instruction II.L of Form F-10 or the time of first use within the meaning of the Rules and Regulations, and at the First Closing Date or Second Closing Date, as the case may be, complied and will comply in all material respects with the applicable requirements and provisions of the Securities Act, Form F-10 and the Rules and Regulations and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, solely in the case of the U.S. Final Prospectus in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence do not apply to statements in or omissions from the Registration Statement, or any post-effective amendment thereto, or the U.S. Final Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company through the Representative by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 6(g).

At the time of filing thereof with the Qualifying Authorities and at the First Closing Date and the Second Closing Date: (A) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective instruments, rules and regulations made and forms prescribed under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement (collectively, the “Canadian Securities Laws”); and (B) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Shares and the Company and its Subsidiaries, taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The U.S. Preliminary Prospectus conformed and will conform to the Canadian Preliminary Prospectus and the U.S. Final Prospectus conformed and will conform to the Canadian Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

(e)       Neither (A) any Issuer General Free Writing Prospectus(es) issued at or prior to the Time of Sale and set forth on Schedule II, the information set forth on Schedule III and the U.S. Preliminary Prospectus at the Time of Sale, all considered together (collectively, the “Time of Sale Disclosure Package”), nor (B) any individual Issuer Limited-Use Free Writing Prospectus, when considered together with the Time of Sale Disclosure Package, includes or included as of the Time of Sale any untrue statement of a material fact or omits or omitted as of the Time of Sale to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus based upon and in conformity with written information relating to the Underwriters furnished to the Company through the Representative by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 6(g). As used in this paragraph and elsewhere in this Agreement:

(i)       “Time of Sale” means 9:00 a.m. (New York time) on the date of this Agreement, or such other time as agreed to by the Company and the Representative.

(ii)       “Statutory Prospectus” means the U.S. Base Prospectus, as amended and supplemented immediately prior to the Time of Sale, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof. For purposes of this definition, information contained in a form of prospectus supplement filed in accordance with General Instruction II.L of Form F-10 shall be considered to be included in the Statutory Prospectus as of the actual time that the form of prospectus supplement is filed with the Commission under the Securities Act.

(iii)       “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, relating to the Shares that (A) is required to be filed with the Commission by the Company, or (B) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act because it contains a description of the Shares or of the offering that does not reflect the final terms, or is a “bona fide electronic roadshow,” as defined in Rule 433 of the Rules and Regulations, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

(iv)       “Issuer General Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule II hereto.

(v)       “Issuer Limited-Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Free Writing Prospectus.

(f)       (A) Each Issuer Free Writing Prospectus, as of its issue date did not include any information that conflicted with the information contained in the Registration Statement, any Statutory Prospectus or the U.S. Final Prospectus. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information relating to the Underwriters furnished to the Company through the Representative by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 6(g).

(B)(1) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and (2) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 (without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(C) Each Issuer Free Writing Prospectus satisfied, as of its issue date, all other conditions to use thereof as set forth in Rules 164 and 433 under the Securities Act.

(g)       The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be substantially identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed by the Company with the Qualifying Authorities pursuant to SEDAR.

(h)       The financial statements of the Company, together with the related notes, set forth or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses comply in all material respects with the requirements of the Securities Act and the Exchange Act and fairly present in all material respects the financial condition of the Company as of the dates indicated and the results of operations and changes in cash flows for the periods therein specified in conformity with international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”), consistently applied throughout the periods involved; and the supporting schedules included in the Registration Statement, if any, the Time of Sale Disclosure Package and the Final Prospectuses have been derived from the accounting records of the Company and present fairly in all material respects the information required to be stated therein. No other schedules or financial statements are required to be included in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses. To the Company’s knowledge, Ernst & Young LLP, which has audited or reviewed, as applicable, the financial statements filed as a part of the Registration Statement and included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, are independent public accountants as required by the Securities Act, the Rules and Regulations and Canadian Securities Laws, are in good standing with the Canadian Public Accountability Board. Ernst & Young LLP are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the periods required under General Instruction III.B. of Form F-10, and are also independent with respect to the Company as required by the Business Corporations Act (Alberta), applicable Canadian Securities Laws and applicable Canadian professional standards. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) between Ernst & Young LLP and the Company. Except as described in the Time of Sale Disclosure Package and the Final Prospectuses, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships with unconsolidated entities or other persons, that may have a material current or, to the Company’s knowledge, future effect on the Company’s financial condition, changes in financial condition or results of operations.

(i)       The Company has been duly incorporated and is validly existing as a company in good standing under the Business Corporations Act (Alberta). The Company has full corporate power and authority to own its properties and conduct its business as currently being conducted and as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, and is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to (i) result in a material adverse change in the general affairs, condition (financial or otherwise), business, prospects, property, operations or results of operations of the Company or (ii) affect the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Shares (“Material Adverse Change”).

(j)       Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc. are direct or indirect wholly-owned subsidiaries of the Company (collectively, the “Subsidiaries”), have been duly incorporated and are validly existing as corporations in good standing under the laws of their respective jurisdictions of incorporation, have the corporate power and authority to own, lease and operate their respective properties and to conduct their respective business as described in the Time of Sale Disclosure Package and the Final Prospectuses and are duly qualified to transact business and are in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Change. All of the issued and outstanding shares in the capital of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except for any security interests, mortgages, pledges, liens, encumbrances, claims or equities that are described in the Time of Sale Disclosure Package and the Final Prospectuses; none of the outstanding shares in the capital of the Subsidiaries was issued in violation of preemptive or other similar rights of any shareholder of such Subsidiaries. Other than the Subsidiaries, the Company does not, directly or indirectly, own capital stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust or other entity.

(k)       Except as contemplated in the Time of Sale Disclosure Package and the Final Prospectuses, subsequent to the respective dates as of which information is given in the Time of Sale Disclosure Package, (a) the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and (b) there has not been any change in the capital stock (other than a change in the number of outstanding Common Shares due to the issuance of equity compensation awards under the Company’s equity compensation plans or shares upon the exercise of outstanding options or warrants), or any material change in the short-term or long-term debt, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock, of the Company (other than issuances of equity compensation awards under the Company’s equity compensation plans), or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change.

(l)       Except as set forth in the Time of Sale Disclosure Package and the Final Prospectuses, there is not pending or, to the knowledge of the Company, threatened or contemplated, any action, suit or proceeding to which the Company is a party or of which any property or assets of the Company is the subject before or by any court or governmental agency, authority or body, or any arbitrator, which, individually or in the aggregate, could reasonably be expected to result in any Material Adverse Change. There are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses that have not been so described.

(m)       There are no material statutes, regulations, contracts or documents that are required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses or to be filed as exhibits to the Registration Statement by the Securities Act, Form F-10 or by the Rules and Regulations that have not been so described or filed.

(n)       This Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid, legal and binding obligation of the Company, enforceable in accordance with its terms, except as rights to indemnity hereunder may be limited by federal, state or provincial securities laws, subject to the general qualifications that: (i) enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; (iii) the equitable or statutory powers of courts having jurisdiction to stay proceedings before them and the execution of judgments; (iv) rights to indemnity and contribution hereunder may be limited under applicable law; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; and (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law.

(o)       The execution and delivery this Agreement by the Company and the consummation of the transactions contemplated herein will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or the Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or such Subsidiaries is a party or by which the Company or such Subsidiaries is bound or to which any of the property or assets of the Company or the Subsidiaries is subject, (B) result in any violation of the provisions of the charter, articles of incorporation or by-laws of the Company or the Subsidiaries or (C) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental agency or regulatory authority, except, in the case of clause (A), any lien, charge, encumbrance, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument that, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change and except in the case of (C) above, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. No consent, approval, authorization or order of, or filing with, any court or governmental agency or body is required for the execution, delivery and performance of this Agreement or for the consummation of the transactions contemplated hereby, including the issuance or sale of the Shares by the Company, except such as may be required under the Securities Act, the rules of the Financial Industry Regulatory Authority (“FINRA”), the NASDAQ, the TSX or state or provincial securities or blue sky laws; and the Company has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby including the authorization, issuance and sale of the Shares as contemplated by this Agreement.

(p)       All of the issued and outstanding shares in the capital of the Company, including the outstanding Common Shares, are duly authorized and validly issued, fully paid and nonassessable, have been issued in compliance with all Canadian and, to the extent applicable, U.S. securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that have not been waived in writing or duly complied with on behalf of the Company; the Shares sold hereunder by the Company have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable; and the authorized share capital of the Company, including the Common Shares, conforms to the description thereof in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses. Except as otherwise described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, there are no preemptive rights or other rights to subscribe for or to purchase, or any restriction upon the voting or transfer of, any Common Shares pursuant to the Company’s charter, articles of incorporation, by-laws or any agreement or other instrument to which the Company is a party or by which the Company is bound, other than options to purchase Common Shares under the Company’s existing stock option plan, share awards to receive Common Shares under the Company’s existing incentive share award plan and certain issued and outstanding warrants to purchase Common Shares. Except as described in the Registration Statement, in the Time of Sale Disclosure Package and in the Final Prospectuses, neither the filing of the Registration Statement nor the offering or sale of the Shares as contemplated by this Agreement gives rise to any rights for or relating to the registration of any Common Shares or other securities of the Company that have not been fully complied with or previously waived. Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, there are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from the Company any shares in the capital of the Company. The Company has an authorized and outstanding capitalization as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, as of the dates set forth therein. The description of the Company’s warrants, stock options, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Time of Sale Disclosure Package and the Final Prospectuses fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, warrants, options and rights. Except as set forth in the Time of Sale Disclosure Package, the Company is not a participant in any joint venture, partnership or similar arrangement.

(q)       The Company holds, and is operating in compliance in all respects with, all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders of the U.S. Food and Drug Administration or any other U.S. or Canadian federal, state, provincial or foreign governmental authority having authority over the Company (“Governmental Authority”) or self-regulatory body required for the conduct of its business, except where the failure to be in compliance would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, and all such franchises, grants, authorizations, licenses, permits, easements, consents, certifications and orders are valid and in full force and effect except where the failure to be valid and in full force would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and the Company has not received notice of any revocation or modification of any such franchise, grant, authorization, license, permit, easement, consent, certification or order or has reason to believe that any such franchise, grant, authorization, license, permit, easement, consent, certification or order will not be renewed in the ordinary course, in each case, except where such would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and the Company is in compliance in all material respects with all applicable U.S. and Canadian federal, provincial, state, local and foreign laws, regulations, orders and decrees.

(r)       The Company has good and marketable title to all property (whether real or personal) described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses as being owned by them, in each case free and clear of all liens, claims, security interests, other encumbrances or defects except as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, or except those that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. The property held under lease by the Company is held by it under valid, subsisting and enforceable leases with only such exceptions with respect to any particular lease as do not interfere in any material respect with the conduct of the business of the Company.

(s)       The Company and its Subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted or as proposed in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses to be conducted. Except as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses (a) to the knowledge of the Company, there are no rights of third parties to any such Intellectual Property; (b) to the knowledge of the Company, there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (d) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (e) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (f)  to the knowledge of the Company, there is no U.S. patent or published U.S. patent application which contains claims that dominate or may dominate any Intellectual Property described in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses as being owned by or licensed to the Company or that interferes with the issued or pending claims of any such Intellectual Property; and (g) there is no prior art of which the Company is aware that may render any U.S. patent held by the Company invalid or any U.S. patent application held by the Company un-patentable which has not been disclosed to the U.S. Patent and Trademark Office.

(t)       The Company is not (A) in violation of its articles of incorporation or by-laws; (B) in breach of or otherwise in default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default in the performance or observance of any term, covenant, obligation, agreement or condition contained in any bond, debenture, note, indenture, loan agreement, mortgage, deed of trust or any other contract, lease or other instrument to which it is subject or by which it may be bound, or to which any of the material property or assets of the Company is subject; or (C) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except in the case of (B) and (C) above, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(u)       The Company has timely filed all United States federal, Canadian federal, state, provincial, local and foreign income and franchise tax returns required to be filed and is not in default in the payment of any material taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company is contesting in good faith. There is no pending dispute with any taxing authority relating to any of such returns and the Company has no knowledge of any proposed liability for any tax to be imposed upon the properties or assets of the Company for which there is not an adequate reserve reflected in the Company’s financial statements included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(v)       The Company has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Shares other than the Time of Sale Disclosure Package or the Final Prospectuses or other materials permitted by the Securities Act to be distributed by the Company; provided, however, that, except as set forth on Schedule II, the Company has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except in accordance with the provisions of Section 4(n) of this Agreement.

(w)       The Common Shares of the Company are registered pursuant to Section 12(g) of the Exchange Act and are listed on the TSX under the symbol “ONC”. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the TSX nor has the Company received any written notice that it is not in compliance with the listing or maintenance requirements of the TSX. The Company believes that it is, and has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with all such listing and maintenance requirements. Except as described in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses, there are no affiliations among the Company’s directors and officers and members of the FINRA other than as disclosed to the FINRA. A registration statement relating to the class of Common Shares on Form 8-A or other applicable form has become effective.

(x)       The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and since the end of the Company’s most recent audited fiscal year, there have been no “significant deficiencies” or “material weaknesses” (each as defined by the rules adopted by the Commission) in its internal control over financial reporting (whether or not remediated). None of the Company, its board of directors or audit committee is aware of any fraud that involves management or other employees of the Company who have a significant role in the Company’s internal controls; and since the end of the latest audited fiscal year, there has been no change in the Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”) and corresponding exemptions under National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws.

(y)       The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 - Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective at the reasonable assurance level to ensure that all material information concerning the Company and any of its Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company has utilized such controls and procedures in preparing and evaluating the disclosures in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses. Neither the Company’s board of directors nor the audit committee has been informed, nor is any director of the Company or the Company aware, of any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls.

(z)       No material relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, which is required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses which is not so described. The Company has not, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act.

(aa) Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, as applicable, the Company (i) is and at all times has been in compliance with all statutes, rules and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, advertising, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company including, without limitation the Federal Food, Drug and Cosmetic Act (21 U.S.C. §301 et seq.), the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, the regulations promulgated pursuant to such laws, and any successor government programs and comparable state laws, regulations relating to Good Clinical Practices and Good Laboratory Practices and all other local, state, federal, national, supranational and foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company (collectively, the “Applicable Laws”) except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (ii) has not received any notice from any court or arbitrator or governmental or regulatory authority or third party alleging or asserting noncompliance with any Applicable Laws or any licenses, exemptions, certificates, approvals, clearances, authorizations, permits, registrations and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (iii) possesses all necessary Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (iv) has not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in violation of any Applicable Laws or Authorizations nor, to the knowledge of the Company, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened; (v) has received any written notice that any court or arbitrator or governmental or regulatory authority has taken, is taking or intends to take, action to limit, suspend, materially modify or revoke any Authorizations nor is any such limitation, suspension, modification or revocation threatened; (vi) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed (or were corrected or supplemented by a subsequent submission) except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and (vii) is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority.

(bb) To the Company’s knowledge, the clinical and pre-clinical trials conducted by or on behalf of or sponsored by the Company, or in which the Company has participated, that are described in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses or the results of which are referred to in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses, as applicable, and are intended to be submitted to Regulatory Authorities as a basis for product approval, were and, if still pending, are being conducted in accordance with standard medical and scientific research procedures and all applicable statutes, rules and regulations of the United Stated Food and Drug Administration and comparable drug regulatory agencies outside of the United States to which it is subject (collectively, the “Regulatory Authorities”), including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 312, and current Good Clinical Practices and Good Laboratory Practices; the descriptions in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses of the results of such studies and trials are accurate and complete in all material respects and fairly present the data derived from such trials; the Company has no knowledge of any other trials the results of which are materially inconsistent with or otherwise materially call into question the results described or referred to in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses; the Company has operated and is currently in compliance with all applicable statutes, rules and regulations of the Regulatory Authorities except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; the Company has not received any written notices, correspondence or other communication from the Regulatory Authorities or any Governmental Authority which could lead to the termination or suspension of any clinical or pre-clinical trials that are described in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses or the results of which are referred to in the Registration Statement, the Time of Sale Disclosure Package or the Final Prospectuses, and there are no reasonable grounds for same.

(cc) The Company (A) is in compliance with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”) except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (B) has received and is in material compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants.

(dd) The documents filed as exhibits to the Registration Statement or otherwise incorporated by reference in the Time of Sale Disclosure Package and in the Final Prospectuses, when they became effective or were filed with the Commission or the Qualifying Authorities, as the case may be, conformed in all material respects to all applicable requirements of the Securities Act or the Exchange Act and all applicable requirements of Canadian Securities Laws, as the case may be, and were filed on a timely basis with the Commission and with the Qualifying Authorities, as the case may be, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the Time of Sale Disclosure Package or in the Final Prospectuses, when such documents are filed with the Commission or the Qualifying Authorities, as the case may be, will conform in all material respects to all applicable requirements of the Securities Act or the Exchange Act and all applicable requirements of Canadian Securities Laws, as the case may be, and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed and at the First Closing Date and the Second Closing Date, as the case may be, in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the First Closing Date and the Second Closing Date, as the case may be, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof.

(ee) The Company (A) is in compliance, in all respects, with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities (including pursuant to the Occupational Health and Safety Act, if applicable) relating to the protection of human health and safety in the workplace (“Occupational Laws”) except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and (B) has received all permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted and is in compliance, in all respects, with all terms and conditions of such permits, licenses and approvals. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the knowledge of the Company, threatened against the Company relating to Occupational Laws, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations or cost accounting practices that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings. Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company, or any of its affiliates for employees or former employees of the Company and has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to, ERISA and the Internal Revenue Code of 1986, as amended (the “Code”). No prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(ff) Except as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses, the Company has not granted rights to develop, manufacture, produce, assemble, distribute, license, market or sell its products to any other person and is not bound by any agreement that affects the Company’s exclusive right to develop, manufacture, produce, assemble, distribute, license, market or sell its products.

(gg) Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement, the Time of Sale Disclosure Package and the Final Prospectuses is not based on or derived from sources that are reliable and accurate in all material respects.

(hh) Other than as contemplated by this Agreement, the Company has not incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(ii)       To the knowledge of the Company, none of the directors or executive officers of the Company are now, or have ever been, subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority. Neither the Commission, the Reviewing Authority, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company or the use of the Final Prospectuses and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Company, are contemplated.

(jj) The Company carries, or is covered by, insurance in such amounts and covering such risks as is adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries; and the Company (A) has not received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (B) has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business. All such insurance is outstanding and duly in force on the date hereof.

(kk) No labor problem or dispute with the employees of the Company exists nor, to the best knowledge of the Company, is threatened or imminent except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(ll) Neither the Company, nor, to the best knowledge of the Company, any director, officer, agent, employee, consultant or other person associated with or acting on behalf of the Company has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (C) violated or is in violation of any provision of the Canadian Corruption of Foreign Public Officials Act or the U.S. Foreign Corrupt Practices Act of 1977; or (D) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(mm) The Company is not and, after giving effect to the offering, the sale of the Shares and the intended use of proceeds of the offering, will not be registered or required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended.

(nn) Except as described in the Final Prospectuses or otherwise obtained by the Company, no approval of the shareholders of the Company is required for the Company to issue and deliver to the Underwriters the Shares, including such as may be required pursuant to the rules and regulations of any trading market.

(oo)       The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission thereunder.

(pp) The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's articles of incorporation or by-laws, the Business Corporations Act (Alberta) or other applicable Canadian laws that is or could reasonably be expected to become applicable to the Underwriters as a result of the Underwriter and the Company fulfilling their obligations or exercising their rights under this Agreement, including, without limitation, the Company's issuance of the Shares and the Underwriter’s ownership of the Shares.

3.       Purchase, Sale and Delivery of Shares.

(a)       On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell the Firm Shares to the Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from the Company the number of Firm Shares set opposite the name of such Underwriter in Schedule I hereto. The purchase price for each Firm Shares shall be US$5.4219 per Share.

The Firm Shares will be delivered by the Company to the Representative for the account of the Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York, or such other location as may be mutually acceptable, at 8:30 a.m. Eastern time on the second (or if the Shares are priced, as contemplated by Rule 15c6-1(c) under the Exchange Act, after 4:30 p.m. Eastern time, the third) full business day following the date hereof, or at such other time and date as the Representative and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act, such time and date of delivery being herein referred to as the “First Closing Date.” If the Representative so elects, delivery of the Firm Shares may be made by credit through Deposit/Withdrawal At Custodian (“DWAC”) to the accounts at The Depository Trust Company designated by the Representative. For the purposes hereof, a “business day” shall mean any day other than a Saturday, Sunday or statutory or civic holiday or any other day on which banks are not open for in-person business in the City of New York, New York.

(b)       On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters an option to purchase all or any portion of the Option Shares to be sold by the Company hereunder, at the same purchase price as the Firm Shares. The option granted hereunder may be exercised in whole or in part at any time and from time to time within 30 days after the effective date of this Agreement upon notice (confirmed in writing) by the Representative to the Company setting forth the aggregate number of Option Shares as to which the Underwriters are exercising the option, the names and denominations in which the certificates for the Option Shares are to be registered and the date and time, as determined by the Representative, when the Option Shares are to be delivered, such time and date being herein referred to as the “Second Closing” and “Second Closing Date,” respectively; provided, however, that the Second Closing Date shall not be earlier than the First Closing Date nor earlier than the second business day after the date on which the option shall have been exercised. No Option Shares shall be sold and delivered unless the Firm Shares previously have been, or simultaneously are, sold and delivered.

The Option Shares will be delivered by the Company to the Representative for the account of the Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York, or such other location as may be mutually acceptable, at 8:30 a.m. Eastern time, on the Second Closing Date. If the Representative so elects, delivery of the Option Shares may be made by credit through DWAC to the accounts at The Depository Trust Company designated by the Representative.

4.       Covenants. The Company covenants and agrees with the Underwriters as follows:

(a)       During the period beginning on the date hereof and ending on the later of the Second Closing Date and such date, as in the opinion of counsel for the Underwriters, the U.S. Final Prospectus is no longer required by law to be delivered (assuming the absence of Rule 172 under the Securities Act), in connection with sales by the Underwriters, prior to amending or supplementing the Registration Statement or the Final Prospectuses, the Company shall furnish to the Underwriters for review a copy of each such proposed amendment or supplement, and the Company shall not file any such proposed amendment or supplement to which the Underwriters or counsel to the Underwriters reasonably object. Subject to this Section 4(a), immediately following execution of this Agreement, the Company will prepare the Canadian Final Prospectus Supplement in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus Supplement, consisting of the Canadian Final Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Final Prospectus Supplement with the Reviewing Authority pursuant to the Canadian Shelf Procedures as soon as possible but not later than 8:00 p.m. (Alberta time) on June 1, 2018, and (ii) the U.S. Final Prospectus Supplement with the Commission pursuant to General Instruction II.L of Form F-10 as soon as possible and in any event within one business day of the filing of the Canadian Final Prospectus Supplement with the Reviewing Authority.

(b)       The Company will advise the Representative, promptly after the Company shall receive written notice of the issuance by the Commission or any of the Qualifying Authorities of any stop order or cease trade order suspending the effectiveness of the Registration Statement, or any post-effective amendment thereto, or preventing or suspending the use of any Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and the Company will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or cease trade order or to obtain its withdrawal if such a stop order or cease trade order should be issued. Additionally, the Company will notify the Representative promptly, and confirm the notice as applicable, (1) when the Canadian Final Prospectus Supplement shall have been filed with the Reviewing Authority pursuant to the Canadian Shelf Procedures, (2) when the U.S. Final Prospectus Supplement shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) prior to the termination of the offering of the Shares, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus or any document incorporated by reference therein or for additional information, and (4) of the time when, prior to the termination of the offering of the Shares, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus.

(c)       If, at any time following issuance of an Issuer Free Writing Prospectus, there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Statutory Prospectus or the Final Prospectuses relating to the Shares or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company promptly will notify the Representative and will promptly amend or supplement, at the Company’s own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(d)       The Company shall take or cause to be taken all necessary action to qualify the Shares for sale under the securities laws of all applicable jurisdictions and to continue such qualifications in effect so long as required for the distribution of the Shares, except that the Company shall not be required in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any state.

(e)       The Company will furnish or make available to the Underwriters, at the Company’s expense, copies of the Registration Statement (which will include a conformed signed copy of the Registration Statement and all consents and exhibits filed therewith upon reasonable request), and to the Underwriters and any dealer each Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses, the Issuer Free Writing Prospectus, and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Underwriters may from time to time reasonably request. Notwithstanding the foregoing, the Company shall forthwith cause to be delivered to the Underwriters in such cities in the Qualifying Jurisdictions and the United States as it may reasonably request, without charge, such numbers of commercial copies of the Final Prospectuses, excluding in each case any documents incorporated by reference other than any marketing materials, as applicable, as the Underwriters shall reasonably require, which deliveries shall be effected as soon as possible and, in any event, in New York not later than 12:00 p.m. local time on June 4, 2018, and in all other cities by 12:00 noon local time on the next business day, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and any dealer of the Final Prospectuses in connection with the offering of the Shares in compliance with the provisions of this Agreement.

(f)       The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is prevented from becoming effective under the provisions of Section 8(a) hereof or is otherwise terminated, will pay or cause to be paid (A) all expenses (including transfer taxes allocated to the respective transferees) incurred in connection with the delivery to the Underwriters of the Shares, (B) all expenses and fees (including, without limitation, fees and expenses of the Company’s accountants and counsel) in connection with the preparation, printing, filing, delivery, and shipping of the Registration Statement (including the financial statements therein and all amendments, schedules, and exhibits thereto), the Shares, each Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses, any Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, and the printing, delivery, and shipping of this Agreement and other underwriting documents, including Blue Sky Memoranda (covering the states and other applicable jurisdictions), (C) all reasonable and documented filing fees and reasonable fees and disbursements of the Underwriters’ counsel incurred in connection with the qualification of the Shares for offering and sale by the Underwriters or by dealers under the securities or blue sky laws of the states and other jurisdictions which the Underwriters shall designate, (D) the fees and expenses of any transfer agent or registrar, (E) the reasonable and documented filing fees and fees and disbursements of Underwriters’ counsel incident to any required review and approval by FINRA of the terms of the sale of the Shares, (F) listing fees, if any, (G) the costs and expenses of the Company relating to investor presentations or any “roadshow” undertaken in connection with the marketing of the Shares, and (H) all other costs and expenses of the Company incident to the performance of its obligations hereunder that are not otherwise specifically provided for herein. For greater certainty, the amount of fees and expenses that the Company shall reimburse to the Underwriters (for themselves and for their representatives, including legal counsel) for all items listed above (inclusive of taxes) shall not exceed $150,000 in the aggregate. Except as provided in this Section 4(f), the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel. If this Agreement is terminated pursuant to Section 8(a) hereof or if the sale of the Shares provided for herein is not consummated by reason of action by the Company pursuant to Section 9 hereof which prevents this Agreement from becoming effective, or by reason of any failure, refusal or inability on the part of the Company to perform any agreement on its part to be performed, or because any other condition of the Underwriters’ obligations hereunder required to be fulfilled by the Company is not fulfilled, the Company will reimburse the Underwriters for all reasonable and documented out-of-pocket disbursements (including reasonable fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges) incurred by the Underwriters in connection with its investigation, preparing to market and marketing the Shares or in contemplation of performing its obligations hereunder. The Company shall not in any event be liable to the Underwriters for loss of any anticipated profits from the transactions contemplated by this Agreement.

(g)       The Company intends to apply the net proceeds from the sale of the Shares to be sold by it hereunder for the purposes set forth in the Time of Sale Disclosure Package and in the Final Prospectuses.

(h)       The Company will not, without the prior written consent of the Representative, from the date of execution of this Agreement and continuing to and including the date 90 days after the date of the Final Prospectuses (the “Lock-Up Period”), (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, except for (1) sales of the Shares to the Underwriters pursuant to this Agreement, (2) grants of options or share awards to receive Common Shares under the Company’s existing incentive share award plan or the issuance of Common Shares by the Company pursuant to equity incentive plans and incentive share award plans described in the Time of Sale Disclosure Package, or (3) issuance of shares upon exercise or conversion of securities outstanding as of the date hereof. The Company agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period, except immediately prior to the closing of a transaction that would involve the sale of all the Common Shares of the Company to a third party.

(i)       The Company has caused to be delivered to the Representative prior to the date of this Agreement a letter, in the form of Exhibit A hereto (the “Lock-Up Agreement”), from each of the Company’s directors and officers identified on Schedule IV. If requested by the Representative, the Company will issue stop-transfer instructions to the transfer agent for the Common Shares with respect to any transaction or contemplated transaction that would constitute a breach of or default under the applicable Lock-Up Agreement.

(j)       Other than in connection with any road show or other marketing of the offering of Shares, the Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares, and has not effected any sales of Common Shares which would be required to be disclosed in response to Item 701 of Regulation S-K under the Securities Act if applicable to the Company which have not been so disclosed in the Registration Statement.

(k)       Other than as contemplated by this Agreement, the Company will not incur any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(l)       The Company represents and agrees that, unless it obtains or obtained the prior written consent of the Representative, it has not made and will not make any offer relating to the Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule II. Any such free writing prospectus consented to by the Company and the Representative is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. Each Underwriter represents and agrees that, unless it obtains or obtained the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission.

(m)       The Company shall use its reasonable best efforts to list for trading, subject only to customary post-closing document delivery requirements, the Shares on the NASDAQ.

5.       Conditions of Underwriters’ Obligations. The obligations of the Underwriters hereunder are subject to the accuracy, as of the date hereof and at each of the First Closing Date and the Second Closing Date (as if made at such closing date), of and compliance with all representations, warranties and agreements of the Company contained herein, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)       The Company is relying upon the rules and procedures established pursuant to the Canadian Shelf Procedures. The Canadian Preliminary Base Prospectus and the Canadian Base Prospectus have been filed with the Qualifying Authorities and a Passport Decision Document has been issued relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively, and has not been revoked. The Canadian Final Prospectus Supplement shall have been filed with the Reviewing Authority within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Shares for distribution in accordance with the terms of this Agreement; and no order suspending the distribution of the Shares shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b)       The Company shall have filed the U.S. Final Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus required to be filed under the Securities Act or the Rules and Regulations with the Commission in accordance with General Instruction II.L of Form F-10 or as otherwise required and within the time period so required; the Registration Statement shall remain effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof, nor suspending or preventing the use of the Time of Sale Disclosure Package, the U.S. Final Prospectus or any Issuer Free Writing Prospectus shall have been issued; no proceedings for the issuance of such an order shall have been initiated or threatened; and any request of the Commission for additional information (to be included in the Registration Statement, the Time of Sale Disclosure Package, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or otherwise) shall have been complied with to the satisfaction of the Underwriters.

(c)       The Underwriters shall not have reasonably determined and advised the Company that (i) the Registration Statement or any amendment thereof or supplement thereto, or the Canadian Final Prospectus, contains an untrue statement of a material fact which, in the opinion of counsel to the Underwriters, is material or omits to state a material fact which, in the opinion of counsel to the Underwriters, is required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Time of Sale Disclosure Package or the Final Prospectuses, or any amendment thereof or supplement thereto, or any Issuer Free Writing Prospectus contains an untrue statement of fact which, in the opinion of counsel to the Underwriters, is material, or omits to state a fact which, in the opinion of counsel to the Underwriters, is material and is required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(d)       Except as contemplated in the Time of Sale Disclosure Package and in the Final Prospectuses, subsequent to the respective dates as of which information is given in the Time of Sale Disclosure Package, the Company shall not have incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and there shall not have been any change in the capital stock (other than a change in the number of outstanding Common Shares due to the issuance of shares upon the exercise of outstanding options, share awards or warrants), or any material change in the short-term or long-term debt of the Company, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock of the Company, or any Material Adverse Change or any development that would reasonably be expected to result in a Material Adverse Change (whether or not arising in the ordinary course of business), that, in the judgment of the Representative, makes it impractical or inadvisable to offer or deliver the Shares on the terms and in the manner contemplated in the Time of Sale Disclosure Package and in the Prospectus.

(e)       On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the corporate and Canadian securities law opinion of McCarthy Tetrault LLP, Canadian counsel for the Company, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(f)       On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion and negative assurance letter of Dorsey & Whitney LLP, U.S. counsel for the Company, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(g)       On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Kilpatrick Townsend & Stockton LLP, intellectual property counsel for the Company, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(h)       On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion and negative assurance letter of Goodwin Procter LLP, counsel for the Underwriters, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(i)       On the First Closing Date and the Second Closing Date, as the case may be, if so requested by the Representative, there shall have been furnished to the Underwriters, the opinion of Osler, Hoskin & Harcourt LLP, counsel for the Underwriters, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(j)       On the date of this Agreement and the First Closing Date and the Second Closing Date, as the case may be, the Representative shall have received a letter of Ernst & Young LLP, dated such date and addressed to the Representative, confirming that they are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Time of Sale Disclosure Package, as of a date not prior to the date hereof or more than five days prior to the date of such letter), the conclusions and findings of said firm with respect to the financial information and other matters covered by its letter delivered to the Representative concurrently with the execution of this Agreement, and the effect of the letter so to be delivered on the First Closing Date and the Second Closing Date, as the case may be, shall be to confirm the conclusions and findings set forth in such prior letter.

(k)       On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, a certificate, dated the Closing Date and addressed to the Representative, signed by the chief executive officer and by the chief financial officer of the Company (or any other officer of the Company acceptable to the Representative, acting reasonably), to the effect that:

(i)       The representations and warranties of the Company in this Agreement are true and correct, as if made at and as of such closing date, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such closing date;

(ii)       No stop order, cease trade order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Shares for offering or sale under Canadian Securities Laws, nor suspending or preventing the use of the Time of Sale Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to their knowledge, is contemplated or threatened by the Commission, any Qualifying Authority or any state, provincial or regulatory body; and

(iii)       There has been no Material Adverse Change.

(l) The Underwriters shall have received all the Lock-Up Agreements referenced in Section 4(i).

(m)       At the First Closing Date, the Shares shall have been duly approved for listing on the NASDAQ and the TSX, and the TSX shall have approved the issuance and additional listing of the Shares (subject only to customary post-closing document delivery requirements).

(n)       The Underwriters shall have received on the First Closing Date and the Second Closing Date, as the case may be, a certificate of the chief financial officer of the Company with respect to certain financial information set forth in the Time of Sale Disclosure Package and the Final Prospectuses.

(o)       The Underwriters shall have received on the First Closing Date and the Second Closing Date, as the case may be, a certificate of the secretary of the Company (or any other officer of the Company acceptable to the Representative, acting reasonably).

(p)       FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and conditions.

Prior to the First Closing Date and the Second Closing Date, if applicable, the Underwriters shall have received such further certificates and documentation from the Company as may be contemplated herein as the Representative or counsel to the Underwriters may reasonably request; provided, however, that the Representative or counsel to the Underwriters shall request any such certificates or other documents within a reasonable period prior to the First Closing Date and the Second Closing Date, if applicable, that is sufficient for the Company to obtain and deliver such certificates or documents, and in any event, at least two (2) business days prior to the First Closing Date or Second Closing Date, as applicable. The Company will furnish the Underwriters with such conformed copies of such opinions, certificates, letters and other documents as the Underwriters shall reasonably request.

6.       Indemnification and Contribution.

(a)       The Company agrees to indemnify and hold harmless the Underwriters, their respective affiliates, directors, officers, employees and agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages, expenses or liabilities, joint or several, to which the Underwriters may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company), as incurred, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the Rules and Regulations, if applicable, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any amendment or supplement thereto, any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, with respect only to any Preliminary Prospectus, the Time of Sale Disclosure Package, the Final Prospectuses, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made, not misleading; (ii) any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 10(c) below) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and (iii) any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, expense, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any such amendment or supplement, any Issuer Free Writing Prospectus, solely in reliance upon and in conformity with information provided in writing to the Company through the Representative by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 6(g). To the extent that any reimbursement payment is so held to have been improper, the Underwriters that received such payment shall promptly return it to the party or parties that made such payment.

(b)       Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company, its affiliates, directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriters), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses, or any such amendment or supplement, or any Issuer Free Writing Prospectus in reliance upon and in conformity with information provided in writing to the Company through the Representative by or on behalf of any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by the Underwriters consists of the information described as such in Section 6(g), and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

(c)       Any party that proposes to assert the right to be indemnified under this Section 6 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 6, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 6 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 6 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 6 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)       If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a) or Section 6(b) effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e)       In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 6 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Underwriters, the Company and the Underwriters will contribute to the total losses, claims, damages or liabilities (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Underwriters, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Underwriters may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand. The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Shares (before deducting expenses) received by the Company bear to the total compensation received by the Underwriters (before deducting expenses) from the sale of Shares. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to the offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 6(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 6(e) shall be deemed to include, for the purpose of this Section 6(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 6(c) hereof. Notwithstanding the foregoing provisions of this Section 6(e), the Underwriters shall not be required to contribute any amount in excess of the commissions received by them under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6(e), any person who controls a party to this agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of the Underwriters, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 6(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 6(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 6(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 6(c) hereof. The Underwriters’ obligations in this Section 6(e) to contribute are several in proportion to their respective underwriting obligations and not joint.

(f)       The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 6 shall be in addition to any liability that any Underwriter may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company (including any person who, with his consent, is named in the Registration Statement as about to become a director of the Company), to each officer of the Company who has signed the Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

(g)       The Underwriters confirm and the Company acknowledges that the statements with respect to the public offering of the Shares by the Underwriters set forth in (i) the list of Underwriters and their respective participation in the sale of the Shares, (ii) the sentences related to concessions and (iii) the paragraph related to stabilization, syndicate covering transactions and penalty bids, in each case under the heading “Underwriting” in the Time of Sale Disclosure Package and in the Final Prospectuses are correct and constitute the only information concerning the Underwriters furnished in writing to the Company by the Representative specifically for use in the Registration Statement, any Preliminary Prospectuses, the Time of Sale Disclosure Package, the Final Prospectuses or any Issuer Free Writing Prospectus.

7.       Representations and Agreements to Survive Delivery. All representations, warranties, and agreements of the Company herein or in certificates delivered pursuant hereto, including but not limited to the agreements of the Underwriters and the Company contained in Section 6 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters or any controlling person thereof, or the Company or any of its officers, directors, or controlling persons, or any controlling person thereof, and shall survive delivery of, and payment for, the Shares to and by the Underwriters hereunder.

8.       Termination of this Agreement.

(a)       The Representative shall have the right to terminate this Agreement by giving notice to the Company as hereinafter specified at any time at or prior to the First Closing Date, and the option referred to in Section 3(b), if exercised, may be cancelled at any time prior to the Second Closing Date, if (i) the Company shall have failed, refused or been unable, at or prior to such closing date, to perform any agreement on its part to be performed hereunder, (ii) any other condition of the Underwriters’ obligations hereunder is not fulfilled, (iii) trading on the NASDAQ or TSX of the Company’s Common Shares shall have been suspended, (iv) minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NASDAQ or TSX, by such Exchange or by order of the Commission or any other Governmental Authority having jurisdiction, (v) a banking moratorium shall have been declared by U.S. federal, Canadian federal or state authorities, or (vi) there shall have occurred any outbreak or escalation of hostilities or any calamity or crisis that, in the Representative’s judgment, is material and adverse and makes it impractical or inadvisable to proceed with the completion of the sale of and payment for the Shares. Any such termination shall be without liability of any party to any other party except that the provisions of Section 4(f), Sections 6, Section 7, Section 12, Section 13 and Section 16 hereof shall remain full force and effect, notwithstanding such termination.

(b)       If the Representative elects to terminate this Agreement as provided in this Section 8, the Company shall be notified promptly by the Representative by telephone, confirmed by letter.

9.       Default by the Company. If the Company shall fail at the First Closing Date to sell and deliver the number of Shares which it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of any Underwriter or, except as provided in Section 4(f) and Section 6 hereof, any non-defaulting party. No action taken pursuant to this Section 9 shall relieve the Company from liability, if any, in respect of such default.

10.       Default by the Underwriters. If, on the First Closing Date or any Second Closing Date any one or more of the several Underwriters shall fail or refuse to purchase Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Shares to be purchased on such date, the Representative may make arrangements satisfactory to the Company for the purchase of such Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Firm Shares set forth opposite their respective names on Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representative with the consent of the non-defaulting Underwriters, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or any Second Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs exceeds 10% of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Shares are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Section 4(f) and Section 6 shall at all times be effective and shall survive such termination. In any such case either the Representative or the Company shall have the right to postpone the applicable Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected. No action taken pursuant to this section shall relieve any defaulting Underwriter from liability, if any, in respect of such default. As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 10.

11.       Notices. Except as otherwise provided herein, all communications hereunder shall be in writing and, if to the Underwriters, shall be mailed or delivered to the Representative, c/o Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th Floor, New York, New York (fax no.: 212-409-2169) attention Joseph Giovanniello; and if to the Company, shall be mailed or delivered to the address of the Company set forth in the Registration Statement, Attention: Secretary. Any such communications shall take effect upon receipt thereof. Any party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.

12.       Agent for Service; Waiver of Immunities. By the execution and delivery of this Agreement, the Company (a) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any U.S. federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, and (b) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to CT Corporation System at 111 Eighth Avenue, 13th Floor, New York, New York 10011), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

13.       Consent to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

14.       Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns and the controlling persons, officers, directors, employees and agents referred to in Section 6. Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation any legal or equitable remedy or claim under or in respect of this Agreement or any provision herein contained. The term “successors and assigns” as herein used shall not include any purchaser, as such purchaser, of any of the Shares from the Underwriters.

15.       Absence of Fiduciary Relationship. The Company acknowledges and agrees that: (a) the Underwriters have been retained solely to act as underwriters in connection with the sale of the Shares and that no fiduciary, advisory or agency relationship between the Company and the Underwriters have been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Underwriters have advised or are advising the Company on other matters; (b) the price and other terms of the Shares set forth in this Agreement were established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (c) it has been advised that the Underwriters and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriters have no obligation to disclose such interest and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; (d) it has been advised that the Underwriters are acting, in respect of the transactions contemplated by this Agreement, solely for the benefit of the Underwriters, and not on behalf of the Company; and (e) it waives to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty in respect of any of the transactions contemplated by this Agreement and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

16.       Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each party hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

17.       Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

18.       General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

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If the foregoing is in accordance with your understanding, please sign and return to us one original for the Company plus one original for counsel of any counterparties hereof, and upon the acceptance hereof by the Underwriters, this Agreement and such acceptance hereof shall constitute a binding agreement between the Underwriters and the Company.

Very truly yours,

ONCOLYTICS BIOTECH Inc.

By:	/s/ Matthew Coffey
Name:	Matthew C. Coffey
Title:	Chief Executive Officer

The foregoing Underwriting Agreement is hereby
confirmed and accepted as of the
date first above written.

Ladenburg Thalmann & Co. Inc.

By:	/s/ David Strupp
Name:	David Strupp
Title:	Managing Director & Head of Healthcare Banking

For itself and the other
several Underwriters named in
Schedule I to the foregoing
Underwriting Agreement.

Schedule I

Underwriter	Firm Shares to be Purchased(1)
Ladenburg Thalmann & Co. Inc.	1,372,213
Total:	1,372,213

(1) The Underwriters may purchase up to an additional 205,832 Option Shares, to the extent the option described in Section 3(b) of the Agreement is exercised.

SCHEDULE II

Issuer General Free Writing Prospectuses

None.

SCHEDULE III

Pricing Information

Number of Firm Shares to be Issued: 1,372,213

Number of Option Shares: 205,832

Offering Price: US$5.83 per Share

Underwriting Discounts and Commissions: 7.0%

SCHEDULE IV

Officers and Directors Subject to Lockup

1.	Matthew C. Coffey

2.	Kirk J. Look

3.	Wayne Pisano

4.	Deborah M. Brown

5.	Angela Holtham

6.	J. Mark Lievonen

7.	William G. Rice

8.	Bernd R. Seizinger

9.	Andrew de Guttadauro

EXHIBIT A

Form of Lock-Up Agreement

___________, 2018

Ladenburg Thalmann & Co. Inc.

570 Lexington Avenue

11th Floor

New York, New York 10022

Re:       Public Offering of Oncolytics Biotech Inc.

Ladies and Gentlemen:

The undersigned, an officer, director or holder of common shares, no par value (“Common Shares”), or rights to acquire Common Shares, of Oncolytics Biotech Inc. (the “Company”), understands that you, as the underwriter, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Offering”) by you of Common Shares (the “Securities”), pursuant to a registration statement on Form F-10 (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of your agreement to enter into the Underwriting Agreement and to proceed with the Offering of the Securities, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company and you that, without your prior written consent, the undersigned will not, during the period commencing on the date hereof and ending ninety (90) days (the “Lock-Up Period”) after the date of the final prospectus relating to the Offering (the “Prospectus”), directly or indirectly: (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares owned either of record or beneficially or may be deemed to be beneficially owned (as defined in Rule 13d-3(a)(2) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”)) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares, or (4) publicly announce an intention to do any of the foregoing.

The restrictions in the immediately preceding paragraph shall not apply to:

(a) transfers of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares (i) as a bona fide gift, or gifts, (ii) to an immediate family member or a trust for the direct or indirect benefit of the undersigned or such immediate family member of the undersigned, or (iii) by will or intestacy;

(b) equity securities issued pursuant to the Company’s equity incentive plans in effect as of the date hereof or pursuant to bona fide equity incentive plans hereafter established, and the exercise of options granted under the Company’s equity incentive plans; provided that the Common Shares delivered upon such exercise are subject to the restrictions set forth in the immediately preceding paragraph;

(c) transfers of Common Shares to the Company (i) as forfeitures to satisfy tax withholding and remittance obligations of the undersigned in connection with the vesting or exercise of equity awards granted pursuant to the Company’s equity incentive plans, or (ii) pursuant to a net exercise or cashless exercise by the shareholder of outstanding equity awards pursuant to the Company’s equity incentive plans;

(d) the establishment of a trading plan that complies with Rule 10b5-1 under the Exchange Act; provided, however, that (i) the restrictions shall apply in full force to sales or other dispositions pursuant to such Rule 10b5-1 plan during the Lock-Up Period and (ii) no public announcement or disclosure of entry into such Rule 10b5-1 plan is made or required to be made, including any filing with the SEC under Section 13 or Section 16 of the Exchange Act;

(e) transfers of Common Shares to a charity or education institution;

(f) if the undersigned is or, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Common Shares to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; and

(g) transactions relating to the Common Shares acquired in open market transactions after the completion of the Offering;

provided that, in the case of any transfer or distribution pursuant to clauses (a), (e) and (f), (1) the recipient agrees to be bound in writing by the same restrictions set forth herein for the duration of the Lock-Up Period and (2) any such transfer shall not involve a disposition for value.

In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the undersigned shall be released from all obligations under this Lock-Up Agreement upon the earliest to occur of: (i) the Registration Statement does not become effective and the Company files with the SEC a notice of withdrawal of the Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended, (ii) the Underwriting Agreement does not become effective by June 15, 2018, or, if after becoming effective, the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, or (iii) the Company provides written notice to you that the Company does not intend to proceed with the Offering.

The undersigned, whether or not participating in the Offering, understands that you are e ntering into the Underwriting Agreement and proceeding with the Offering in reliance upon this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

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Very truly yours,

Signature:

Print Name: